North American Galvanizing & Coatings, Inc.
5314 South Yale, Suite 1000
Tulsa, OK 74135

Via EDGAR and Facsimile (703) 813-6968

August 27, 2009

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549-3561 Attn: Bret Johnson, Staff Accountant Anne McConnell, Senior Staff Accountant

Re:	North American Galvanizing & Coatings, Inc.
Form 10-K for the fiscal year ended December 31, 2008 (“Form 10-K”)
Filed February 20, 2009
File # 1-3920

Dear Mr. Cash:

This letter sets forth the response of North American Galvanizing & Coatings, Inc. (“we”, “us” or the “Company”) to the comment letter dated August 13, 2009 from the staff of the Securities and Exchange Commission (the “Commission”) regarding the above described Form 10-K and certain other Company filings.  Each of the staff’s comments is set forth below, in bold, followed by our response.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Compensation Discussion and Analysis, page 9

1.
In future filings, please ensure that the overall disclosure contains a sufficient quantitative or qualitative discussion of the analyses performed to determine for each element of short term and long term compensation the actual payout amounts made to each of the named executive officers.  Explain and place in context specific quantitative and qualitative factors considered when determining particular pieces of each named executive officer’s compensation package.  For instance, please explain why the amount of compensation paid is appropriate in light of the various factors considered in making specific compensation decisions.  If applicable, explain

August 27, 2009

the use of discretion in compensation decisions and how discretion may affect actual compensation amounts where the company’s actual performance results differ from its performance goals or targets.

Response to Comment 1

In future filings of Schedule 14A, we will ensure that the overall disclosure contains a sufficient quantitative or qualitative discussion of the analyses performed to determine for each element of short term and long term compensation the actual payout amounts made to each of the named executive officers and will explain and place in context specific quantitative and qualitative factors considered when determining particular pieces of each named executive officer’s compensation package. If applicable, we will explain the use of discretion in compensation decisions and how discretion may affect actual compensation.

Salary, page 9

2.
In future filings, when discussing benchmarking, please clarify the extent to which you are setting compensation levels to remain competitive within the peer group approved by the compensation committee.  Explain the relationship between the actual compensation of each of the named executive officers and the compensation data contained in the peer group assessment.  Discuss where actual payments fall within targeted parameters and to the extent actual compensation was outside a targeted percentile range, please explain why.  See Item 402(b)(2)(xiv) of Regulation S-K.

Response to Comment 2

In future filings od Schedule 14A, we will clarify the extent to which we are setting compensation levels to remain competitive within the peer group approved by the compensation committee when discussing benchmarking, including the relationship between the actual compensation and the peer group assessment for each of the named executive officers. We will discuss how actual payments compare to targeted parameters and discuss why compensation falls outside of a targeted percentile range, as applicable.

Annual Incentive Compensation, page 9

3.
In future filings, please provide a more detailed discussion and analysis of how corporate performance and individual performance contributed to the actual bonus amount for each of the named executive officers.  Disclose the specific targets and discuss how much weight is given to the achievement of corporate performance goals or targets versus individual performance goals in determining the actual bonus amount of each of the named executive officers.  Explain the extent to which minimum or maximum corporate performance goals or targets were achieved and how achievement of corporate performance goals or targets resulted in specific payouts for each of the named executive officers.  See Items 402(b)(2)(v)-(vii) of Regulation S-K.

August 27, 2009

Response to Comment 3

In future filings of Schedule 14A, we will provide a more detailed discussion and analysis of how corporate performance and individual performance contributed to the actual bonus amount for each of the named executive officers, including as applicable the disclosure of the specific targets and weight given to the achievement of corporate performance goals or targets versus individual performance goals in determining the actual bonus amount of each of the named executive officers.  We will also explain as applicable the extent to which minimum or maximum corporate performance goals or targets were achieved and how achievement of corporate performance goals or targets resulted in specific payouts for each of the named executive officers.

2004 Incentive Stock Plan, page 10

4.
In future filings, please explain clearly how the compensation committee’s subjective evaluation is ultimately translated into objective pay determinations for each of the named executive officers.  We note the disclosure that the grant amounts in recognition of 2008 performance are the same as the grant amounts in recognition of 2007 performance.

Response to Comment 4

In future filings of Schedule 14A, we will provide further explanation as to how the compensation committee’s subjective evaluation is ultimately translated into objective pay determinations for each of the named executive officers.

FORMS 10-Q FOR THE PERIODS ENDED MARCH 31, 2009 AND JUNE 30, 2009

Item 4. Controls and Procedures

5.
We note the disclosure that North American Galvanizing & Coatings’ disclosure controls were effective to ensure that information required to be disclosed is recorded, processed, summarized, and reported as and when required.  As described, however, this description does not conform fully to the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act because the description does not indicate that the disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure.  Please revise in future filings.  Alternatively, you may simply state that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

Response to Comment 5

We will make these revisions in future filings to conform fully to the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act resulting in the indication that the disclosure

August 27, 2009

controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure.  Alternatively, we may simply state that our certifying officers concluded on the applicable dates that our disclosure controls and procedures were effective.

6.	We note the “in all material respects” language included in the description. Please delete the “in all material respects” language in future filings.

Response to Comment 6

We will delete the “in all material respects” language in future filings.

Exhibits 31.1 and 31.2

7.
Item 601(b)(31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item.  We note the subparagraphs (b) and (c) of paragraph 4 in the certifications are identical and are what is required by subparagraph (c) of paragraph 4 of Item 601 (b) (31) of Regulation S-K.  We note that the certifications omit, however, what is required by subparagraph (b) of paragraph 4 of Item 601(b)(31) of Regulation S-K, namely, “Designed such internal control over financial reporting. . . “Please file amendments to the 10-Qs containing the financial statements, the information required by Item 307 of Regulation S-K, and the certifications required by Item 601(b)(31) of Regulation S-K.

Response to Comment 7

We will file amendments to the 10-Q’s containing the financial statements, the information required by Item 307 of Regulation S-K, and the certifications required by Item 601(b)(31) of Regulation S-K.

In connection with responding to the staff’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 27, 2009

Please contact me at (918) 524-1512 should you have any questions.

Very truly yours, /s/ Beth B. Hood Chief Financial Officer